Exhibit 99.1

Commtouch Announces Private Placement of $3 Million

Company meets Nasdaq listing requirements

MOUNTAIN VIEW, Calif.--(BUSINESS WIRE)—October 11, 2005 -- Commtouch® (Nasdaq: CTCH - News), the developer of ground breaking RPD(TM) technology for real time anti-spam and Zero-Hour(TM) virus protection, today announced that it has closed a private placement of 6,000,000 Ordinary Shares of the Company at a purchase price of $.50 per share for gross proceeds to the Company of $3 million. The deal was led by Aviv Raiz and included DS-Apex Holdings Ltd.

The investors also will receive two sets of warrants, each representing an option to purchase up to 1.5 million Ordinary Shares, with one set exercisable within nine months at a per share price of $0.50 and the other set exercisable within five years at a per share price of $0.65.

Aviv Raiz commented: “Commtouch operates in an important and growing sector, and I have no doubt that its unique, proprietary technology, in conjunction with its business model, will result in a growing and profitable company.”

Gideon Mantel, CEO of Commtouch, remarked: “On the heels of a record quarter and as the company continues opening doors to new business, we believed it important to increase working capital as a show of additional business stability and commitment of investors, both old and new. This financing, coupled with continued improvement in financial results, should allow us to meet Nasdaq’s minimum shareholder equity listing requirement into the foreseeable future. It is our intention to earmark a portion of the financing proceeds towards a more aggressive campaign bringing greater visibility to the unique advantages of our anti-spam and Zero-Hour virus protection products.”

The securities to be issued by Commtouch in the private placement have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. However, as part of the transaction, Commtouch agreed to file a registration statement on Form F-3 with the United States Securities and Exchange Commission for purposes of registering the Ordinary Shares issuable in the private placement.

Additionally, for so long as the investors maintain at least 60% of the securities issued in the private placement, they shall be entitled to nominate one director to the company’s board of directors by way of inclusion of the candidate’s name on the company’s proxy statement to shareholders.

The company plans to file shortly with the SEC a Form 6-K, inclusive of copies of the private placement documentation.

The company also announced that, as of today’s date, 53,010,318 Ordinary Shares and 6,680,000 convertible Series A Preferred Shares are issued and outstanding.

Nasdaq Related Announcement

On October 6, 2005, the company received verbal notification from Nasdaq that it was in violation of Nasdaq’s shareholder approval requirement for continued listing as set forth in Marketplace Rule 4350(i)(1)(D)(ii), since the above described transaction could result in the potential issuance of the Company’s Ordinary Shares in excess of twenty percent of the pre-transaction outstanding Ordinary Shares at a price below the greater of book value or market value without receipt of shareholder approval. Upon receipt of this notice, the company and investors under the private placement amended the transaction, reducing the potential issuance of Ordinary Shares to below twenty percent of pre-transaction outstanding Ordinary Shares. As a result, by way of a letter sent to the company on October 7, 2005, Nasdaq determined that, upon issuance of this public announcement, the company has regained compliance with the subject Rule and the matter is now closed.

About Commtouch

Commtouch Software Ltd. (Nasdaq:CTCH - News) is dedicated to protecting and preserving the integrity of the world's most important communications tool - email. Commtouch has 14 years of experience developing messaging software, and is a global developer and provider of proprietary anti-spam and Zero-Hour virus protection solutions. Using core technologies including RPD Recurrent Pattern Detection, the Commtouch Detection Center analyzes 1.5 billion email messages per month to identify new spam and malware outbreaks within minutes of their introduction into the Internet. Integrated by about 30 OEM partners, Commtouch technology protects thousands of organizations, with 35 million users in 100 countries. Commtouch is headquartered in Netanya, Israel and has a subsidiary in Mountain View, CA. For more information, see: www.commtouch.com.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; fewer than expected license agreements resulting from Commtouch's exclusive rights to market DCC; competitive factors including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for real time AV solutions in general and the Commtouch Zero-Hour(TM) Virus Protection product in particular; availability of qualified staff for expansion; technological difficulties and resource constraints encountered in developing new products, such as the Zero-Hour solution; and the failure of Commtouch to meet The NASDAQ Capital Market's listing standards in the future, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Recurrent Pattern Detection, RPD and Zero-Hour are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

______________________
Contact:

     Commtouch Software Ltd.
     Gary Davis, 650-864-2000
     media@commtouch.com

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